Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-261046
November 17, 2021

Omnicom Capital Holdings plc

£325,000,000 2.250% Senior Notes due 2033

Pricing Term Sheet

£325,000,000 2.250% Senior Notes due 2033:

Issuer:	Omnicom Capital Holdings plc
Issuer LEI:	984500F16BDDD57A5502
Guarantor:	Omnicom Group Inc.
Ratings*:	Moody’s: Baa1 (stable) S&P: BBB+ (stable)
Title of Securities:	2.250% Senior Notes due 2033
Principal Amount:	£325,000,000
Coupon:	2.250% per annum
Day Count:	ACTUAL/ACTUAL (ICMA)
Interest Payment Dates:	Annually on each November 22
Initial Interest Payment Date:	November 22, 2022
Maturity Date:	November 22, 2033
Reference Gilt:	UKT 0.875% 07/31/33
Annual Yield to Maturity:	2.307%
Price to Public (Issue Price):	99.407%
All-In Price (after deducting underwriting discounts):	98.857%
Optional Redemption:	Prior to August 22, 2033 (three months prior to the maturity date), the notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to the greater of (1) 100.000% of the principal amount of the notes and (2) the sum of the present values of the Remaining Scheduled Payments discounted at the applicable Comparable Government Bond Rate plus 20 basis points, together with accrued and unpaid interest thereon to the redemption date. On or after August 22, 2033, the notes will be redeemable, as a whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to 100.000% of the principal amount of the notes, together with accrued and unpaid interest thereon to the redemption date.

Trade Date:	November 17, 2021
Settlement Date (T+3 (London business days))**:	November 22, 2021
Minimum Denomination:	£100,000 x £1,000
Settlement and Trading:	Through the facilities of Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, Luxembourg
Expected Listing:	New York Stock Exchange
Use of Proceeds:	We intend to use the net proceeds from the sale of the notes offered hereby for general corporate purposes, which could include working capital expenditures, fixed asset expenditures, acquisitions, repayment of commercial paper and short-term debt, refinancing of other debt, repurchases of our common stock or other capital transactions.
ISIN:	XS2412669587
Common Code:	241266958
Joint Global Coordinators and Joint Book-Running Managers:	BNP Paribas Deutsche Bank AG, London Branch J.P. Morgan Securities plc
Joint Book-Running Managers:	Barclays Bank PLC HSBC Securities (USA) Inc. Merrill Lynch International
Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. ING Bank N.V., Belgian Branch. Société Générale

*An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s or Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

**Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days (as such term is used for purposes of Rule 15c6-1 of the Exchange Act) unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to make such trades should consult their own advisors.

MiFID II Directive 2014/65/EU (as amended, “MiFID II”) professionals/ECPs-only / No PRIIPs KID — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the EEA.

The notes offered are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2016/97/EU, as amended (the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No. 1286/2014, as amended (“PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. The notes are only being offered pursuant to an exemption under Directive 2003/71/EC.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The prospectus supplement and the accompanying prospectus and this document are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law of the United Kingdom by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “UK distributor”) should take into consideration the manufacturers’ target market assessment; however, a UK distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer or the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling BNP Paribas toll-free at 1-800-854-5674, Deutsche Bank AG, London Branch toll-free at +1-800-503-4611 or J.P. Morgan Securities plc collect at +44-20-7134-2468.

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